RELIANCE Capital
Anil Dhirubhai Ambani Group

07020629

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel: + 91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

January 23, 2007

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

We have submitted a letter dated January 22, 2007 to the Stock Exchanges in India, where our securities are listed, in terms of clause 41 of the exchange listing agreement, a copy whereof is enclosed for information and records.

Thanking you,

Very truly yours,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encls : a/a

Exemption No. 82-35007

RELIANCE

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

January 22, 2007

The Secretary
The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051
Fax Nos. 26598237/38

NSE Scrip Code : RELCAPITAL

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001
Fax Nos. 22723121/2037/2039/2041/ 2061/3719

BSE Scrip Code : 500111

Dear Sirs,

Re. : **Board Meeting**

In terms of Clause 41 of the Listing agreement, we wish to inform you that a meeting of the Board of Directors of the Company will be held on Tuesday, January 30, 2007 to consider, *inter alia*, the unaudited financial results of the Company for the quarter ended December 31, 2006.

The decision of the Board of Directors will be furnished to you after conclusion of the meeting.

We request you to inform your members accordingly.

Thanking you,

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

c.c. 1. **The Secretary**
National Securities Depository Ltd.
Trade World, 4th Floor,
Kamala Mills Compound,
Senapati Bapat Marg, Lower Parel,
Mumbai – 400 013.
(Fax Nos. 24972993 / 6351)

2. **The Secretary**
Central Depository Services (India) Ltd.
28th Floor, P. J. Towers,
Dalal Street, Fort
Mumbai – 400 023.
(Fax No. 22723199).